TERNIUM S.A.
Société anonyme holding
Registered office:
29, Avenue de la Porte-Neuve
L-2227 Luxembourg
R.C.S. Luxembourg B 98 668 www.ternium.com June 30, 2014

Mr. Terence O’Brien,

Accounting Branch Chief,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E., Washington, D.C. 20549-4631.

Re:	Ternium S.A.
December 31, 2013 Form 20-F filed April 30, 2014
File No. 1-32734

Dear Mr. O’ Brien:

Set out below are the responses of Ternium S.A. (“Ternium” or the “Company”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated June 16, 2014, to Mr. Pablo Brizzio, the Company’s Chief Financial Officer (the “Comment Letter”).

The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s Consolidated Financial Statements incorporated to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”).

Note 14 – Page F-46

1.	We understand that the carrying value of your equity investment in Usiminas was $1.37 billion on December 31, 2013. The disclosure on page F-16 describes the material impairment you recognized on this asset in 2012. If you own 115 million Usiminas common shares, and the quoted price of these shares (USNZY) on December 31, 2013 was $6.02/share, then it appears that the fair value of your equity investment was only $692 million. Subsequently, the quoted price has declined further to $4.40/share and $3.60/share at March 31, 2014 and June 16, 2014, respectively. Please tell us whether you performed an impairment test on the equity investment at December 31, 2013, and at March 31, 2014, and explain to us how you determined that an additional impairment charge was not required at either of those dates. In this regard, paragraph 61 of IAS 39 states that a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is an objective evidence of impairment. Please quantify and support any material assumptions used in estimating the recoverable amount. Please provide any December 31, 2013, and March 31, 2014, value in use calculations and tell us the actual cash flow derived from the asset in 2013. Please correlate any value in use calculations with the requirements outlined in paragraphs 30-57 of IAS 36.

R:	As disclosed in the 2013 Financial Statements, on January 16, 2012, Ternium closed the acquisition of 114.7 million ordinary shares (the “Control Group Shares”) from Camargo Corrêa, Votorantim and Previdência Usiminas (Usiminas’ employee pension fund, formerly known as Caixa dos Empregados da Usiminas).

The Control Group Shares were acquired at a price of BRL 36.0, or approximately USD19.0, per ordinary share (USIM3). The trading price of Usiminas’ ordinary shares on November 25, 2011, one day before the announcement of the transaction (was significantly lower (BRL 19.7, or approximately USD10.4, per ordinary share). The price paid by Ternium for the Control Group Shares was higher than the trading price of Usiminas’ other ordinary shares for several reasons. The Control Group Shares give the owner of such shares the right to participate in Usiminas’ pre-existing control group1 (with all the rights and obligations associated with the foregoing)2 and, as a result, have strategic value; by contrast, Usiminas’ other ordinary shares are held by minority shareholders outside the control group and are traded in the Brazilian stock exchange, although trading volumes are low (on average, less than USD2 million per day).3

As disclosed in the 2013 Financial Statements, Ternium accounts for its participation in Usiminas using the equity method. We note that the carrying amount of the Usiminas equity investment has decreased over time, as shown in the table below:

Value of investment (millions of USD)	As of December 31, 2013	As of December 31, 2012
At the beginning of the year	1,592.3	—
Acquisition of participation	—	2,243.6
Dividends received	—	(4.7)
Share of results	(35.3)	(88.6)
Other comprehensive income	(187.3)	(282.7)
Impairment charge	—	(275.3)

At the end of the year	1,369.8	1,592.3

[1]	Usiminas’ control group, which holds, in the aggregate, 322.7 million ordinary shares, representing approximately 63.9% of Usiminas’ voting capital, is formed as follows: Nippon Group (comprising Nippon Steel & Sumitomo, Mitsubishi and Metal One), which holds approximately 46.1% of the total shares held by the control group; Ternium/Tenaris Group (comprising Ternium Investments, Siderar, Prosid and TenarisConfab), which holds approximately 43.3% (with 35.6% corresponding to Ternium and the remainder 7.7% corresponding to Tenaris) of the total shares held by the control group; and Previdência Usiminas, which holds the remaining 10.6%.
[2]	The rights of the members of Usiminas’ control group are governed by a shareholders’ agreement. Under such agreement, so long as the Nippon Group and Ternium/Tenaris Group each hold at least 25% of the total shares held by the control group, the Nippon Group and the Ternium/Tenaris Group shall, in the aggregate, nominate a majority of the members of the Usiminas’ board of directors, with each such group nominating an equal number of directors. Usiminas’ shareholders’ agreement further provides that the Nippon Group and the Ternium/Tenaris Group shall nominate, by consensus, the chairman of Usiminas’ board of directors and Usiminas’ chief executive officer (diretor-presidente). Under Usiminas’ shareholders’ agreement, the Nippon Group, the Ternium/Tenaris Group and Previdência Usiminas are required to vote, and cause the Usiminas directors nominated by them to vote, as a single, unified block. Any and all decisions to be adopted by the members of the control group at Usiminas’ shareholders’ meetings, or by the directors nominated by them at any of Usiminas’ board or directors’ meetings, shall require the consensus of both the Nippon Group and the Ternium/Tenaris Group, with decisions on certain extraordinary matters requiring the unanimous consent of the Nippon Group, the Ternium/Tenaris Group and Previdência Usiminas.
[3]	On May 15, 2012, MSCI announced that, as of May 31, 2012, Usiminas ordinary shares would be removed from the MSCI Brazil index, presumably as a result of non-compliance with MSCI’s minimum free float-adjusted market capitalization threshold for that market.

The Company believes that the carrying amount of its Usiminas equity investment should not be automatically written down to the current trading price of the Usiminas ordinary shares. The price decline is merely an indicator of impairment, which may or may not lead to impairment.

IAS 36 requires that the recoverable amount using the ‘value in use’ method should also be calculated before recording an impairment loss. If the value in use is higher than the carrying amount of the investment, then there is no impairment.

Ternium assesses the existence of an impairment or impairment reversal indicator at each reporting date. Accordingly, the Company updated the value in use calculation of its equity investment in Usiminas at December 31, 2013, and concluded that no recognition of additional impairment or reversal of impairment was required. The calculation of the value in use was performed following the guidance outlined in paragraphs 30-57 of IAS 36. In connection with its preparation, review and issuance of the interim financial statements for the quarter ended March 31, 2014, management concluded that no substantial changes from December 31, 2013, had occurred and, as a result, no further calculations were performed.

We note that, in response to the Staff’s request, the Company has submitted under separate cover the following: (i) quantification and support of material assumptions used in estimating the recoverable amount of the Usiminas equity investment, and (ii) value in use calculations at December 31, 2013, and actual cash flows derived from the asset during the year then ended.

2.	Please tell us whether you expect any material changes in the carrying value of your Usiminas equity investment during the quarter ending June 30, 2014.

R:	Ternium advises the Staff that, while it is not currently aware of the existence of any impairment or impairment reversal indicators on the carrying value of the Usiminas equity investment, it will assess the existence of any impairment or impairment reversal indicators as part of its processes for the preparation, review and issuance of the Company’s interim financial statements for the quarter ending June 30, 2014, and that, if appropriate, it will adjust the carrying amount of the Usiminas equity investment.

3.	In future filings, please disclose the fair value of the Usiminas equity investment as required by IFRS 12.21(b)(iii).

R:	The Company acknowledges the Staff’s comment and confirms that in future filings it will disclose in its financial statements the fair value of the Usiminas equity investment as required by IFRS 12.21(b)(iii).

4.	In future filings, please expand the risk factor disclosures on pages 11-12 to quantify the difference between the fair value and the carrying value of your Usiminas equity investment. Further, please identify all known factors which materially impact the recoverability of this asset.

R:	The Company acknowledges the Staff’s comment and confirms that in future filings it will expand the risk factor disclosures to quantify the difference between the fair value and the carrying value of the Usiminas equity investment, and will identify all known factors which materially impact the recoverability of this asset.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Pablo Brizzio
Pablo Brizzio
Chief Financial Officer

cc:	Al Pavot
(Securities and Exchange Commission)

Mervyn Martins
(PricewaterhouseCoopers)

Cristian J. P. Mitrani
(Mitrani, Caballero, Ojam & Ruiz Moreno Abogados)

Robert S. Risoleo
(Sullivan & Cromwell LLP)